SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital (Master), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,330,726
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,726
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,330,726
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,726
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital IM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,330,726
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,726
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons. Sessa Capital IM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,330,726
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,726
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons. John Petry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,330,726
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,726
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN

Items 3, 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P. (“Sessa Capital”), a Cayman Islands exempted limited partnership, as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P. (“Sessa IM”), a Delaware limited partnership, as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”) is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

Sessa Capital invested a total of approximately $31.3 million to purchase 2,330,726 Shares. Such funds were drawn from Sessa Capital’s capital available for investment.

Item 4. Purpose of Transaction

No change except for the addition of the following:

On December 10, 2015, Mr. Petry sent a letter to AHP’s board of directors, expressing continuing concerns over the Board’s handling of AHP’s review of strategic alternatives and corporate governance matters, and in particular the outsized termination fee apparently payable upon termination of AHP’s advisory agreement with Ashford Inc. Such letter is attached as Exhibit 1 and incorporated by reference in this Item 4 in its entirety.

The Reporting Persons intend to continue to closely monitor actions by AHP’s board in connection with the strategic alternatives project and corporate governance matters, and will consider taking further action to protect their interests and the interests of shareholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of AHP

No change except for the addition of the following:

(a) As of the date of this amendment, Sessa Capital directly owns 2,330,726 Shares, representing approximately 8.2% of the 28,471,004 outstanding Shares as of November 5, 2015, as reported in AHP’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015. Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

(c) During the past 60 days, none of the Reporting Persons have effected any transactions in the Shares, except as set forth on Schedule A.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Letter dated December 10, 2015 from John Petry to the board of directors of AHP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2015

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Schedule A

Purchases and sales of Shares effected by Sessa Capital during the past 60 days

(all purchases and sales effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE
12/7/2015	13,639	$13.62
12/3/2015	75,630	$13.93
12/3/2015	100	$13.80
11/25/2015	35,000	$14.03
11/24/2015	30,000	$14.12
11/23/2015	9,550	$14.08
11/18/2015	50,000	$13.84
11/16/2015	56,600	$13.89